Second Quarter 2011
Investor Presentation
Dated:  September 13,  2011
Filed by F.N.B. Corporation
(Commission File No. 001-31940)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Parkvale Financial Corporation
(Commission File No. 0-17411)
F.N.B. Corporation

Forward-Looking Statements
This presentation and the reports F.N.B. Corporation files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation.
These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4)
general economic conditions; (5) various monetary and fiscal policies and regulations of the U.S.
government that may adversely affect the businesses in which F.N.B. Corporation is engaged; (6)
technological issues which may adversely affect F.N.B. Corporation’s financial operations or customers; (7)
changes in the securities markets; (8) risk factors mentioned in the reports and registration statements
F.N.B. Corporation files with the Securities and Exchange Commission; (9) housing prices; (10) job market;
(11) consumer confidence and spending habits; (12) estimates of fair value of certain F.N.B. Corporation assets and liabilities or (13) the effects of current, pending and future legislation, regulation and regulatory actions.  F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this presentation.

Forward-Looking Statements

ADDITIONAL INFORMATION ABOUT THE MERGER
F.N.B. Corporation and Parkvale Financial Corporation will file a proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.
SHAREHOLDERS OF PARKVALE FINANCIAL CORPORATION ARE ADVISED TO READ THE PROXY
STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT
DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE
DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation has filed with the SEC, may be obtained free of charge at the SEC's website at
www.sec.gov.
In addition, investors and security holders may obtain free copies of the documents F.N.B.
Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One
F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317 or Parkvale Financial Corporation by
contacting Gilbert A. Riazzi, Chief Financial Officer, 4220 William Penn Highway, Monroeville, PA 15146,
telephone: (412) 373-4804.
Parkvale Financial Corporation and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed merger. Information concerning such participants' ownership of Parkvale
Financial Corporation common stock will be set forth in the proxy statement/prospectus relating to the merger when it becomes available. This communication does not constitute an offer of any securities for sale.

Non-GAAP Financial Information

To supplement its consolidated financial statements presented in accordance with Generally Accepted
Accounting Principles (GAAP), the Corporation provides additional measures of operating results, net income and earnings per share (EPS) adjusted to exclude certain costs, expenses, and gains and losses.
The Corporation believes that these non-GAAP financial measures are appropriate to enhance the understanding of its past performance as well as prospects for its future performance.  In the event of such a disclosure or release, the Securities and Exchange Commission’s Regulation G requires: (i) the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and
(ii) a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP.  The required presentations and reconciliations are contained herein and can be found at our website,
www.fnbcorporation.com, under “Shareholder and Investor Relations” by clicking on “Non-GAAP
Reconciliation.”
The Appendix to this presentation contains non-GAAP financial measures used by the Corporation to provid information useful to investors in understanding the Corporation's operating performance and trends, and facilitate comparisons with the performance of the Corporation's peers.  While the Corporation believes that these non-GAAP financial measures are useful in evaluating the Corporation, the information should be considered supplemental in nature and not as a substitute for or superior to the relevant financial information prepared in accordance with GAAP.  The non-GAAP financial measures used by the Corporation may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations.
This information should be reviewed in conjunction with the Corporation’s financial results disclosed on
July 25, 2011 and in its periodic filings with the Securities and Exchange Commission.

F.N.B. Corporation
Headquarters: Hermitage, PA
Bank Charter: 1864
Assets: $9.9B (4th largest bank in PA)
Market Capitalization:  $1.1B at August 31, 2011
Current Locations
234 Banking: 223 (PA), 11 (OH)
65 Consumer Finance: 22 (PA), 19 (TN), 17 (OH), 7 (KY)
Business Lines
Banking
Wealth Management
Insurance
Consumer Finance
Merchant Banking

Experienced Management Team
Name Position
Years of
Banking
Experience
Steve Gurgovits Chief Executive Officer 50
Vince Delie President
CEO, First National Bank of PA
24
Brian Lilly Chief Operating Officer
Vice Chairman
30
Vince Calabrese Chief Financial Officer 23
Gary Guerrieri Chief Credit Officer 24

Board Leadership Thirteen Independent Directors Seven Former Financial Services Executives Three Involved as Financial Services Investors 7

Manage our business for profitability and growth
Operate in markets we know and understand
Maintain a low-risk profile
Drive growth through relationship banking
Fund loan growth through deposits
Target neutral asset / liability position to manage interest rate risk
Build fee income sources
Maintain rigid expense controls
Operating Strategy

Market Characteristics
Stable Markets
Modest Growth
#2 Ranking State College
(1)
#3 Ranking Pittsburgh
(1)
Regional Management
Local Advisory Boards
Marcellus Shale Exposure
FNB
Region
Market
Size
Deposits
FNB
Deposit
Ranking
FNB
Branches
Pittsburgh $76.4B 3
rd
114
Northwest $25.5B 3
rd
54
Capital $45.8B 10
th
42
Central
Mountain
$11.8B 1
st
71
Source:  SNL, company data; based on June 30, 2010 deposit data, excludes custodian bank, pro-forma ownership as of September 1,
2011.
(1) MSA

Banking Locations Current First National Bank Locations As of September 1, 2011 10

Organic Growth Opportunity
Source: SNL Financial
Deposit data as of June 30, 2010; excludes custodian bank, pro-forma ownership as of September 1, 2011.
Attractive market rank of #3 for counties of operation

Rank Institution
Branch
Count
Total Deposits in
Market ($000)
Total Market
Share (%)
1 PNC Financial Services Group Inc. 347 45,417,165 29.71
2 Royal Bank of Scotland Group Plc 228 10,374,299 6.79
3 F.N.B. Corp. 281 8,639,847 5.65
4 M&T Bank Corp. 137 6,196,246 4.05
5 Huntington Bancshares Inc. 127 5,769,478 3.77
6 Wells Fargo & Co. 64 4,942,063 3.23
7 First Commonwealth Financial Corp. 101 4,164,090 2.72
8 Banco Santander SA 75 3,755,597 2.46
9 First Niagara Financial Group Inc. 70 3,562,975 2.33
10 Susquehanna Bancshares Inc. 85 3,387,912 2.22
Total (1-165) 2,863 152,854,759 100.00
Counties of Operation

Winning Market Share
Total Organic Loan Growth
(1)
Eighth Consecutive Quarter of Organic Growth
(1)  Based on average balances; percentage organic growth annualized and as compared to the prior quarter.

Winning Market Share
Second Quarter 2011
Ninth consecutive linked-
quarter organic growth for
Pennsylvania commercial
loans
(2)
Pennsylvania commercial loan
organic growth of 8.7%
(1) (2)
Commercial line utilization
rates remain historically low
Commercial Organic Loan Growth
(1)
(1) Based on average balances; percentage organic growth annualized and as compared to the prior quarter.
(2) Pennsylvania commercial portfolio organic loan growth, excludes Florida.

-2.0%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
2Q11 1Q11 4Q10 3Q10 2Q10
8.7%
10.7%
2.5%
0.6%
4.7%
7.4%
8.3%
0.1%
-1.1%
3.6%
Pennsylvania Commercial Growth
Total Commercial Growth

Winning Market Share
Transaction Deposit and Customer Repurchase Agreements
Organic Growth
(1)
(1)  Based on average balances; percentage organic growth annualized and as compared to the prior quarter; transaction deposits includes DDA, Savings, NOW and MMDA.

Loan Composition
Based on average balances for each period presented.

$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
$3.5
$4.0
$4.5
$5.0
$5.5
$6.0
$6.5
$7.0
2007 2008 2009 2010 2Q11
Other
Commercial Leases
Regency
Indirect
Residential Mortgage
Consumer Home Equity
Commercial

Funding
Based on average balances for each period presented.
Loans to deposits and
customer repurchase
agreements ratio of 84%
Deposits and Customer
Repurchase Agreements –
$8.0 Billion at June 30, 2011

$0.0
$1.0
$2.0
$3.0
$4.0
$5.0
$6.0
$7.0
$8.0
$9.0
2007 2008 2009 2010 2Q11
Transaction Deposits and Customer Repos
Time Deposits
Total Borrowings
Trust Preferred
Customer
Repos
9%
Time Deposits
28%
DDA
16%
Savings, NOW,
MMDA
47%

Proven Merger Integrator

Proven Merger Integrator
Proven significant acquisition and integration experience - since 2002, completed eight bank acquisitions ($6.1 billion in assets), four insurance acquisitions and one consumer finance acquisition. Pending - acquisition of Parkvale Financial ($1.8 billion in assets)
announced June 15, 2011.
Significant acquisition opportunities exist in Pennsylvania - currently over 50
Pennsylvania headquartered institutions with assets between $300 million and $3 billion
(1)
.
Pre-2002 Presence
Acquisition Related Expansion
(1) Source: SNL: Includes all banks and thrifts headquartered in PA, excludes mutuals and MHCs.

Well Diversified Business
F.N.B.
F.N.B.
Corporation
Corporation
Banking
Banking
Wealth
Wealth
Management
Management
Merchant
Merchant
Banking
Banking
Consumer
Consumer
Finance
Finance
Insurance
Insurance

Regency Finance Company
Over 80 years of consumer lending experience
65 Offices –
9 opened since October, 2010
High-Performing Affiliate
•
2Q2011 YTD ROTCE 31.80%
(1)
•
2Q2011 YTD ROA 2.74%
•
2Q2011 ROE 28.31%
Consumer Finance
(1)
Return on average tangible common equity (ROTCE) is calculated by dividing net income less amortization of intangibles by average common equity less average intangibles.
Pennsylvania
Ohio
Ohio
Kentucky

Tennessee

Regency Finance Company Loan Portfolio $163 Million 87% of Real Estate Loans are First Mortgages 12% 32% 56% As of June 30, 2011 Consumer Finance 21

Insurance
Property, Casualty, Life and
Employee Benefits
Risk Management, Risk Transfer
and Cost Containment Services
Seven offices, located in Central
and Western PA
80% Commercial; 20% Personal
• 78% Property and Casualty
• 22% Life and Benefits
Annual premiums of $97 Million
Wealth Management and Insurance
Wealth Management
Trust, Fiduciary and Institutional
Investment Services
• Over 70 Years Managing Wealth
• $2.4 Billion Under Administration
at June 30, 2011
Individual Investment Services
• Brokerage, Mutual Funds and
Annuities
• Life and Long-Term Care
Insurance Planning

Merchant Banking
Junior capital provider offering flexible financing solutions
•Mezzanine debt, subordinated notes, equity capital
•Growth or expansion capital, buyouts and ownership
transition financing
•No early stage or real estate financing
•Typical investment between $1 million and $7 million
Total outstandings of $22 million as of June 30, 2011
Successfully harvested two relationships in 2010 contributing
$2.3 million to fee revenue
Founded in 2005

Parkvale Financial Corporation Transaction Highlights Announce Date: June 15, 2011

Strengthens FNB’s
Leading Pittsburgh
Position
Solidifies FNB’s leading status in the Pittsburgh market
– Pittsburgh MSA market rank moves significantly from #7 to #3
Significantly enhances distribution capabilities and scale
One of few meaningful opportunities left in the market
Low Execution Risk
In-market transaction
Leverages experienced Pittsburgh-market management team
FNB is a proven merger integrator – completed eight bank
acquisitions since 2002 ($6.1 billion in assets)
Financially
Attractive
Effective deployment of capital
– EPS accretion of 6%
– IRR 20%
Significant operating efficiencies – 35% cost savings
Neutral to tangible book value per share, after recent capital raise
– Accretive to March 31, 2011 tangible book value per share
(pre-capital raise)
Parkvale Financial
Compelling Strategic Rationale

Leadership Position
Pittsburgh MSA
Strong # 3 pro forma market share
position (FNB currently #7)
(1)
#1 community bank in the market
Leverages existing strengths to build on
momentum in market
FNB/Parkvale branch overlap – 19
branches, or 40%, within 1 mile

Source: SNL Financial.
(1) Excludes custodian banks.
Pennsylvania
Parkvale Financial (47 branches)
F.N.B. (234 branches)
Beaver
Butler
Westmoreland
Armstrong
Fayette
Washington
Allegheny
•
Parkvale Financial (40 branches)
•
F.N.B. (61 branches)
Pittsburgh
Pittsburgh MSA
•
•

Total Foreclosures, First Quarter – 2011
Attractive Pittsburgh Market
Source: PittsburghTODAY.org derived from Bureau of Labor Statistics, RealtyTrac and FHFA.

Source: SBA firms and employment by MSA 2008, Census.gov.
0
500
1,000
1,500
2,000
500+ Employees Middle Market and
Corporate
Pittsburgh MSA
Pennsylvania MSA
Average
National MSA Average
Pittsburgh Commercial Market – Continued Opportunity
Pittsburgh MSA Economic Indicators
Third Best  %
Job Growth
% Change in Jobs, July 2010 – July 2011
Total Nonfarm
#1 Housing
Appreciation
1 Year Appreciation Rates
4th Quarter 2010
Second Lowest First
Quarter 2011 Total
Foreclosures
10,000
20,000
30,000
40,000
50,000
<20 Employees Small Businesses <500 Employees Businesses

Transaction Overview
Consideration:
$22.48
(1)
per Parkvale Financial share
Fixed 2.178x exchange ratio
100% stock
Deal Value: Approximately $130 million
(1)
Detailed Due
Diligence:
Completed
Required Approvals: Customary regulatory and Parkvale shareholders
Expected Closing: Early January 2012
TARP Repayment:
Parkvale intends to redeem its $32 million of TARP prior to closing, subject to Treasury approval.
Board Seats:
Robert J. McCarthy, Jr. will join the Board of Directors of F.N.B.
Corporation, and one Parkvale board member, as mutually agreed, will become a director of First National Bank of Pennsylvania.
(1) Based on FNB stock price as of announcement date, Wednesday, June 15, 2011, $10.32.

Pennsylvania Marcellus Shale

Pennsylvania Marcellus Shale
PA Marcellus Shale Formation
(3)
Sources: (1) “The Pennsylvania Marcellus Natural Gas Industry:  Status, Economic Impacts and Future Potential”, July  20,
2011, Penn State;  (2) “Banking on the Marcellus”, June 7, 2010, Sterne Agee Industry Report; (3) MarcellusCoalition.org
Fully developed  - Marcellus Shale has potential to
be the second largest natural gas field in the
world.
(1)
Estimated/projected Pennsylvania jobs
(1):
•
2020, cumulative, respectively
FNB screened as second best positioned in
Pennsylvania based on overlap of market share,
drilling permits issued and wells being dug.
(2)
PA Marcellus Drilling Permits
F.N.B. Banking Locations

60,000, 157,000 and 256,000 - 2009, 2011 and

Surveyors
Real Estate
Rocks and
Quarries
Utilities
Oil and Gas
(Direct Effect)
Drilling, Extraction,
Support Activities
Indirect Impact
(Supply Chain Effect)
Heavy
Equipment
Commodity
Traders
Other Gas
Distribution
Iron and
Steel
Construction
Pipelines
Machinery
Manufacturers
Gas
Processors
Rig Parts
Cement
Induced Impact
(Consumption Effect)
Food and
drink
Utilities
Travel
Higher
Education
Housing
Entertainment
Attorneys
Marcellus Shale Effect

2011 2015 2020
Economic Value: $12.8 Billion $17.2 Billion $20.2 Billion
State/Local Taxes: $1.2 Billion $1.7 Billion $2.0 Billion
Total Jobs: 156,695 215,979 256,420
Pennsylvania Marcellus Shale
The Future:  Economic Opportunity
2011 Status, Economic Impacts and Future Potential
Source:  “The Pennsylvania Marcellus Shale Natural Gas Industry:  Status, Economic Impacts and Future
Potential “, July 20, 2011, Penn State

LOAN COMPOSITION & CREDIT QUALITY

Diversified Loan Portfolio
$6.7 Billion Outstanding as of June 30, 2011
Shared National Credits
•
3.6% of total loan portfolio
•
In-market customers and
prospects
Avoided subprime and Alt-A
mortgages
Construction and land
development total only 3.4%
and 0.7%, respectively, of
FNB’s total loan portfolio

Commercial Real Estate Portfolio
$1.2 Billion in CRE Non-Owner Occupied
as of June 30, 2011 (excluding Florida)
Diverse Portfolio
Solid Credit Quality Results
•
2.20% Total delinquency
•
1.84% Non-performing
loans + OREO/Total loans
+ OREO

Credit Quality
(1)
2.02% when including credit mark in both reserve for loan losses and total loans, refer to non-GAAP reconciliation in Appendix
2.62%
2.84%
2.74%
2.54%
2.42%
0.94%
1.06%
1.51%
1.56%
1.51%
1.44%
0.0%
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
2007 2008 2009 2010 1Q11 2Q11
Dashed Line Excludes Florida
NPL's and OREO % of Total Loans and OREO
3.38%
3.28%
2.76%
2.46%
1.47%
1.87%
2.14%
1.87%
1.84%
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
2007 2008 2009 2010 2Q11
Dashed Line Excludes Florida
Total Past Due & Non-Accrual Loans
% of Total Loans

1.22%
1.80%
1.79%
1.74%
1.63%
1.38%
1.51% 1.50%
1.37%
2.02%
0.5%
0.7%
0.9%
1.1%
1.3%
1.5%
1.7%
1.9%
2.1%
2.3%
2.5%
2007 2008 2009 2010 2Q11
Dashed Line Excludes Florida
Reserves % of Total Loans
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
1.20%
2007 2008 2009 2010 2Q11
YTD
NCO's % of Total Average Loans
Bank Regency Florida

Florida Focus:
Land-Related Exposure
Florida Land-Related Exposure
• Loans of $53 million represent under
1% of total loan portfolio
• OREO of $21 million
• Year-over-year exposure reduction of
$24 million, or 25%
Total Florida Portfolio
• Loans of $180 million represent only
2.7% of total loan portfolio
• Year-over-year exposure reduction of
$39 million, or 16%
Florida
Land-Related Exposure
Composition
(1)
Exposure refers to period-end loans plus OREO

$74 Million in Florida Land-Related Exposure as of June 30, 2011 (1)

FINANCIALS

Investment
Ratings By
Investment  - %
Amount
(1)
(in $ millions)
Agency
–
MBS AAA $999
Agency - Senior Notes AAA $338
CMO
–
Agency AAA $250
Municipals AAA
–
2%
AA
–
93%
A
–
5%
$198
CMO
–
Private Label AAA
–
30%
AA
–
9%
A - 4%
BBB
–
20%
CCC
–
36%
$28
Short-Term AAA $17
Trust Preferred
(2)
BBB
–
26%
BB
–
22%
B
–
12%
C
–
40%
$17
Bank Stocks Non-Rated $2
Total $1,849
% of Total $1.8 Billion Portfolio
Earning Assets - Investments
(1)  Amounts shown reflect GAAP
(2)  Original cost of $48 million; adjusted cost of $30
million; fair value of $16 million
Investment Portfolio Ratings as of June 30, 2011

Solid Financial
Results
EPS of $0.18 per diluted share
Seventh consecutive quarter of revenue growth
Eighth consecutive quarter of total loan growth
Continued strong transaction deposits and customer repo growth
Continued good credit quality results
Parkvale Financial
Announcement
Effective deployment of capital
– EPS accretion of 6%
– IRR 20%
Solidifies FNB’s leading status in the Pittsburgh market
Completed
Common Stock
Offering
$63 million net proceeds
Attractive price of $10.70
Completed in conjunction with FNB inclusion in the S&P 600
Second Quarter Highlights

Second Quarter Results
(1) Calculated by dividing net income less amortization of intangibles by average common equity less average intangibles.
(2) Calculated by dividing net income less amortization of intangibles by average assets less average intangibles.
(3) Annualized linked-quarter organic growth data, based on average balances.

* 1Q11 amounts adjusted for one-time merger costs, refer to non-GAAP reconciliation included in Appendix
2Q11 1Q11 2Q10
Profitability
Earnings per Common Share* 0.18 $    0.16 $    0.16 $
Return on Tangible Equity
(1)
* 16.77% 15.97% 15.65%
Return on Tangible Assets
(2)
* 1.02% 0.94% 0.92%
Operating
Loan Growth
(3)
5.1% 5.5% 3.3%
Total Deposit and
Customer Repurchase Agreements Growth
(3)
6.3% 1.0% 9.2%
Transaction Deposits and
Customer Repurchase Agreements Growth
(3)
10.7% 4.3% 13.7%
Net Interest Margin 3.78% 3.81% 3.81%
Efficiency Ratio 60.54% 63.72% 60.45%

Stable Net Interest Margin
Source: SNL Financial
Regional peers include: CBCR, CBCYB, CBSH, CBU, CHFC, CRBC, CSE, FCF, FFBC, FINN, FMBI, FMER, FRME,
FULT, MBFI, NBTB, NPBC, ONB, PRK, PVTB, SBNY, SRCE, STBA, SUSQ, TAYC, TCB,  UBSI, UMBF, VLY,
WSBC, and WTFC

Fee Income
Excludes securities gains.

-$20
-$10
$0
$10
$20
$30
$40
$50
$60
$70
$80
$90
$100
$110
$120
2007 2008 2009 2010 2Q10
YTD
2Q11
YTD
Gain-Sale of Residential Mtg Loans
Bank-Owned Life Insurance
Securities Commissions and Fees
Other
Trust Fees
Insurance Commissions and Fees
Service Charges
OTTI Charges
2Q11 YTD Fee Income as Percentage of Operating Revenue -- 27%

Well Capitalized
Capital ratios at June 30, 2011 reflect the offering completed May 18, 2011 of 6.0 million shares of common stock with net proceeds of $63 million.

4%
6%
8%
10%
12%
14%
Total Risk-Based Tier One Leverage Tangible Common
Equity
December 31, 2010 March 31, 2011 June 30, 2011
Regulatory “Well Capitalized” Threshold

INVESTMENT THESIS

Long-Term Investment Thesis Targeted EPS Growth 5-6% Expected Dividend Yield (Payout Ratio 60-70%) 4-6% = Total Shareholder Return 9-12% 46

(1) Based on  August 31, 2011 closing prices (F.N.B.=$8.97)
(2) Represents total common equity less intangibles
Relative Valuation Multiples

F.N.B.
Corporation
Regional
Banks
National
Banks
Price
(1)
/Earnings Ratio
FY11 Consensus EPS (F.N.B.=$0.69)
13.00x
14.03x 13.81x
FY12 Consensus EPS (F.N.B.=$0.85)
10.55x
11.37x 11.40x
Price
(1)
-to-Tangible Common Book Value
(2)
1.90x
1.28x 1.26x
Dividend Yield
(1)
5.35%
2.01% 1.96%
Peer Median

Summary
Leading market share among community banks in
Central and Western PA
Executing organic growth strategy and capitalizing
on opportunities presented in markets of operation
Experienced management team with proven ability
to integrate acquisitions
Diversified revenue stream

APPENDIX Loan Risk Profile Established Board of Directors GAAP to Non-GAAP Reconciliations Second Quarter 2011 Earnings Release (July 25, 2011)

Loan Risk Profile
Appendix
Balance
(1)
% of
Loans
YTD Net
Charge-
Offs/Loans
(2)
Total Past
Due / Loans NPL/Loans
CRE Owner Occupied 1,294,489    19% 0.18% 3.03% 2.13%
CRE Non-Owner Occupied 1,189,744    18% 0.38% 2.20% 1.48%
Commercial & Industrial 1,111,311    17% 0.37% 0.99% 0.78%
Home Equity & Other Consumer 1,486,879    22% 0.31% 0.90% 0.79%
Residential Mortgage 623,926       9% 0.02% 2.56% 1.39%
Indirect Consumer 519,550       8% 0.42% 1.00% 0.17%
Florida 180,232       3% 1.44% 24.92% 24.91%
Regency Finance 163,150       2% 3.76% 3.62% 3.95%
Other 133,314       2% 0.88% 1.65% 0.56%
Total 6,702,595    100.0% 0.42% 2.46% 1.90%
(1)  Period end balances, in $ millions
(2) Annualized
Loan Risk Profile as of June 30, 2011

Director
Name Age Since Biography
Stephen J. Gurgovits 68 1981 President and Chief Executive Officer
William B. Campbell 73 1975 Chairman of the Board
Henry M. Ekker 72 1994 Partner with Ekker, Kuster, McConnell & Epstein, LLP
Philip E. Gingerich 74 2008 Director of Omega from 1994 to 2008; Retired Real Estate
Appraiser and Consultant
Robert B. Goldstein 71 2003 Principal of CapGen Financial Advisors LLC since 2007;
Former Chairman of Bay View Capital
Dawne S. Hickton 53 2006 Vice Chairman and CEO of RTI International Metals, Inc. since
2007
David J. Malone 57 2005 President and CEO of Gateway Financial since 2004
D. Stephen Martz 69 2008 Former Director, President  and COO of Omega
Harry F. Radcliffe 60 2002 Investment Manager
Arthur J. Rooney II 58 2006 President, Pittsburgh Steelers Sports, Inc.; of Counsel with
Buchanan, Ingersoll & Rooney LLP
John W. Rose 62 2003 Principal of CapGen Financial Advisors LLC since 2007;
President of McAllen Capital Partners, Inc. since 1991
Stanton R. Sheetz 56 2008 CEO and Director of Sheetz, Inc.; Director of Omega from 1994 to 2008; Director of Quaker Steak and Lube Restaurant, Inc
William J. Strimbu 50 1995 President of Nick Strimbu, Inc. since 1994
Earl K. Wahl, Jr. 70 2002 Owner, J.E.D. Corporation
Appendix
Established Board of Directors

GAAP to Non-GAAP Reconciliation
Appendix
2011 2010
Second First Second
Quarter Quarter Quarter
Return on average tangible equity (1):
Net income (annualized) $89,695 $69,653 $71,886
Amortization of intangibles, net of tax (annualized) 4,707 4,734 4,376
94,402 74,387 76,262
Average total shareholders' equity 1,166,305 1,129,622 1,052,569
Less:  Average intangibles (603,552) (595,436) (565,294)
562,753 534,186 487,275
Return on average tangible equity (1) 16.77% 13.93% 15.65%
Return on average tangible assets (2):
Net income (annualized) $89,695 $69,653 $71,886
Amortization of intangibles, net of tax (annualized) 4,707 4,734 4,376
94,402 74,387 76,262
Average total assets 9,866,025 9,695,015 8,874,430
Less:  Average intangibles (603,552) (595,436) (565,294)
9,262,473 9,099,579 8,309,136
Return on average tangible assets (2) 1.02% 0.82% 0.92%

GAAP to Non-GAAP Reconciliation
Appendix
2011 2010
Second First Second
Quarter Quarter Quarter
Tangible book value per share:
Total shareholders' equity $1,203,150 $1,128,414 $1,058,004
Less:  intangibles (601,958) (601,475) (564,495)
601,192 526,939 493,509
Ending shares outstanding 127,024,899 120,871,383 114,532,890
Tangible book value per share $4.73 $4.36 $4.31
Tangible equity / tangible assets (period end):
Total shareholders' equity $1,203,150 $1,128,414 $1,058,004
Less:  intangibles (601,958) (601,475) (564,495)
601,192 526,939 493,509
Total assets 9,857,163 9,755,281 8,833,060
Less:  intangibles (601,958) (601,475) (564,495)
9,255,205 9,153,806 8,268,565
Tangible equity / tangible assets (period end) 6.50% 5.76% 5.97%

GAAP to Non-GAAP Reconciliation
Appendix
2011
Second First
Quarter Quarter
Allowance for loan losses + credit marks / total
loans + credit marks:
Allowance for loan losses $109,224 $107,612
Credit marks 26,622 26,919
135,846 134,531
Total loans 6,702,595 6,559,952
Credit marks 26,622 26,919
6,729,217 6,586,871
Allowance for loan losses + credit marks / total
loans + credit marks 2.02% 2.04%
(1) Return on average tangible equity is calculated by dividing net income less amortization of intangibles by average equity less average intangibles.
(2) Return on average tangible assets is calculated by dividing net income less amortization of intangibles by average assets less average intangibles.

GAAP to Non-GAAP Reconciliation
Appendix
2011 2011
First First
Quarter Quarter
Adjusted net income: Adjusted return on average tangible equity (1):
Net income $17,175 Adjusted net income (annualized) $80,582
Merger-related costs, net of tax 2,695 Amortization of intangibles, net of tax (annualized) 4,734
Less:  Pension credit, net of tax 0 85,317
Adjusted net income $19,870
Average total shareholders' equity 1,129,622
Adjusted diluted earnings per share: Less:  Average intangibles (595,436)
Diluted earnings per share $0.14 534,186
Effect of merger-related costs, net of tax 0.02 Adjusted return on average tangible equity (1) 15.97%
Less:  Effect of pension credit, net of tax 0.00
Adjusted diluted earnings per share $0.16 Adjusted return on average tangible assets (2):
Adjusted net income (annualized) $80,582
Amortization of intangibles, net of tax (annualized) 4,734
85,317
Average total assets 9,695,015
Less:  Average intangibles (595,436)
9,099,579
Adjusted return on average tangible assets (2) 0.94%
(1) Return on average tangible equity is calculated by dividing net income less amortization of intangibles by average equity less average intangibles.
(2) Return on average tangible assets is calculated by dividing net income less amortization of intangibles by average assets less average intangibles.